Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31

(in millions, except ratios)

	2002	2001	2000	1999	1998
Earnings:
Income from continuing operations before taxes on income and before accounting change	$925	$1,637	$2,794	$1,838	$1,600
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	1	—	(2)
Less equity earnings	(72)	(118)	(115)	(55)	(50)
Fixed charges added to earnings	382	422	468	230	244
Distributed income of less than 50% owned persons	21	23	9	9	—
Amortization of capitalized interest:
Consolidated	14	13	15	15	20
Proportionate share of 50% owned persons	—	—	—	—	—

Total earnings	$1,270	$1,977	$3,172	$2,037	$1,812
Fixed Charges:
Interest expense:
Consolidated	$350	$371	$427	$195	$198
Proportionate share of 50% owned persons	4	6	6	4	3

	354	377	433	199	201
Amount representative of the interest factor in rents:
Consolidated	27	43	33	30	42
Proportionate share of 50% owned persons	1	2	2	1	1

	28	45	35	31	43
Fixed charges added to earnings	382	422	468	230	244
Interest capitalized:
Consolidated	22	22	20	21	13
Proportionate share of 50% owned persons	—	—	—	—	—

	22	22	20	21	13
Total fixed charges	$404	$444	$488	$251	$257
Ratio of earnings to fixed charges	3.1	4.5	6.5	8.1	7.1

The financial information of all prior periods has been reclassified to reflect discontinued operations.